SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: November 2007	Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West
1 First Canadian Place	129 rue Saint-Jacques
Toronto, Ontario	Montreal, Quebec
Canada, M5X 1A1	Canada, H2Y 1L6

(Executive Offices)	(Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      N/A
This Form 6-K is being incorporated by reference into the registrant’s Form F-4 Registration Statement File No. 333-146697.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL
By:	/s/ Ronald B. Sirkis
	Name:	Ronald B. Sirkis
	Title:	Executive Vice-President, General Counsel and Taxation

	By:	/s/ Blair F. Morrison
Date: November 27, 2007		Name:	Blair F. Morrison
		Title:	Vice-President and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release — BMO Financial Group reports fourth quarter net income.

Results demonstrate the value of BMO’s diversified business mix and continued operating momentum in a difficult capital markets environment.